1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

March 25, 2013

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 9, 2012
File 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 13, 2013, with respect to Form 10-K for Fiscal Year Ended June 30, 2012, File No. 001-33628, filed with the Commission on August 9, 2012 (the “June 30 2012 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the June 30 2012 10-K unless otherwise specified.

Because the Company generally believes its proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the Company’s June 30 2012 10-K, the Company respectfully requests that the Staff permit the Company to include the following changes, except where specifically indicated below, on a prospective basis in its upcoming Form 10-K filings as well as all subsequent filings under the Securities Exchange Act of 1934, as amended. We are happy to discuss this request with the Staff at its convenience.

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Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.	We note your response to comment 1 in our letter dated October 11, 2012. Please provide us with additional information regarding each of the following items:

•	Regarding 2011 item (i) of Schedule A, tell us how you concluded that the initial recognition of the capital loss carry-forward that was removed in the fiscal year ended June 30, 2011 was appropriate. Your response should also explain in greater detail the change in facts and circumstances that led management to conclude that this capital loss carry-forward was no longer recoverable. Refer to FASB ASC 740-10-25-6 and 740-10-40-2.

With respect to all four bulleted items addressed in this response, we refer the Staff to Schedule A of our letter to the Staff dated October 22, 2012, as a foundation to our response to this comment #1. In addition to our summary responses to each of the four Staff comment (below), please see Appendices A-D for a more detailed discussion of each respective item.

RESPONSE:

We acknowledge the Staff’s Comment and have provided a detailed explanation of management’s conclusion that the capital loss carry-forward was no longer recoverable on Appendix A. We also respectfully submit that the capital loss carry-forward recorded as a deferred tax asset had no effect on the financial statements when initially recorded in 2009 or in subsequent periods. The deferred tax asset was completely offset by a corresponding valuation allowance of the same amount, so it was never recognized in the income statement. This deferred tax asset and related valuation allowance netted to zero in the balance sheet caption “Net deferred tax liability,” so it also had no effect on the balance sheet. In 2011, this deferred tax asset was simply eliminated against the valuation allowance; again, with no effect on the financial statements.

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The notes to the financial statements are consistent with this treatment of the capital loss carry-forward. The capital loss carry-forward is shown in the 2009 tax footnote as a line item under “Deferred Tax Assets” and is completely offset in the same table in the caption “Valuation Allowance.” Further, in the 2009 reconciliation of the statutory income tax expense to the income tax provision, the recording of the capital loss carryover was reflected in the “Income tax benefit at statutory rates” caption, and was, again, completely offset in the caption “Change in valuation allowance.”

In 2011, the elimination of this deferred tax asset and corresponding valuation allowance is reflected in the reconciliation of statutory income tax expense to our income tax provision in our tax footnote in the “Change in Valuation Allowance” and “Revaluation of tax attribute carry-forwards” captions. While this $12 million item is immaterial to the footnote presentation in the financial statements, we believe our disclosures of recording and subsequent elimination of the capital loss carry-forward and related offsetting valuation allowance are appropriate.

•	Regarding 2011 item (ii) and 2012 item (i), describe, in reasonable detail, the causes of the changes to your state NOLs for the fiscal years ended June 30, 2011 and 2012. As part of your response, tell us whether these changes resulted from a re-evaluation of information available at the date of initial recognition or the consideration of new information. Refer to FASB ASC 740-10-35-2.

RESPONSE:

We acknowledge the Staff’s comment and have provided a detailed explanation of the causes of the changes to our State of Louisiana NOLs for 2011 and 2012 on Appendix B. Generally, our State of Louisiana NOLs changed for both 2011 and 2012 as a result of the tax effects on activities from the ordinary course of our business, as we continued to incur tax losses allocable to Louisiana. We are unable to receive refunds for taxes previously paid to Louisiana; thus we may only carry these losses forward to use against future income in Louisiana, if any. We note that the income statement impact of these state losses is reflected in our state tax provision; however, this income statement benefit and any deferred tax assets recorded from Louisiana activity are reduced to zero through our valuation allowance adjustments, as we do not believe that, on a more-likely-than-not basis, Louisiana NOLs will be recoverable in the future. We believe that our disclosure properly reflects this treatment.

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

•	Regarding 2012 item (ii), provide us with additional detail describing the release of unneeded reserves in light of recent (scheduled) tax filings during the fiscal year ended June 30, 2012. Your response should address the uncertainties that existed when these reserves were initially recorded and the resulting impact on the amounts recorded in your financial statements. In addition, clearly describe for us why these reserves were recorded initially.

RESPONSE:

We acknowledge the Staff’s comment. There were two principal reserves released in this period: a $20,300,000 (pre-tax) reserve related to a previous “Reportable Transaction” and a $4,776,000 (pre-tax) reserve related to expenses previously capitalized for book purposes and expensed for tax purposes in prior years. These two items are, in essence, temporary differences as defined in FASB ASC 740-10-25-19 through -29. The Reportable Transaction temporary difference relates to a leasehold abandonment loss (common in upstream oil and gas) that exceeded an existing IRS reporting threshold ($10 million) at the time. This deduction was claimed on the tax return for this reporting period, but in light of the then-existing IRS reporting requirements, a deferred tax liability was recorded for this portion of the claimed loss (which increased the Company’s NOL for 2007). This deferred tax liability was released in 2012 in light of the “highly certain” position related to this item reflected in the Company’s US Federal income tax return prepared (in March 2012) by Grant Thornton LLP for the reporting period June 30, 2011.

The deferred tax liability for the book-tax difference in capitalization of expenses is a temporary difference that was initially recorded related to a deduction claimed for tax purposes in excess of what was expensed for book purposes. Upon the customary annual review of the individual elements of the Company’s deferred tax assets and liabilities for the June 30, 2012 reporting period (including consultations with Grant Thornton LLP), it was determined that there was no need for this specific deferred tax liability to remain, as the temporary basis difference from 2007 had reversed over time. Please refer to Appendix C for a more detailed discussion.

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

•	Regarding 2012 item (iii), explain in greater detail the adjustments to your state tax attributes due to the sale of a large portion of your remaining on-shore assets with reference to the relevant guidance per FASB ASC 740-10. As part of your response, please tell us about the facts, circumstances, and information considered in the period in which the related amounts were initially recognized.

RESPONSE:

We acknowledge the Staff’s comment. Upon the disclosed sale of the majority of our remaining on-shore assets (our only producing assets subject to income tax in any state), we believed that we would have no foreseeable ability to recover any net state deferred tax assets previously recorded. This conclusion was based upon Managements’ intention to more intensely pursue offshore activity, which is our core business. Offshore activity, including US continental shelf activity, is generally not subject to income tax by any state.

Nonetheless, our Louisiana NOLs (which we have fully reserved via the valuation allowance, but have not abandoned under state law) will offset existing future net taxable amounts from Louisiana deferred tax liabilities. Thus, this adjustment to our Louisiana tax reserves (deferred tax liabilities) is to align our deferred tax assets and liabilities in Louisiana in light of our business decision to focus on offshore activities. This results in no net state deferred tax assets or liabilities for Louisiana in our inventory of deferred items. We believe that this Management decision constitutes new information resulting in a change in judgment that requires remeasurement under FASB ASC 740-10-35-2 and -3. There is no resulting impact to our income statement, however, because of the corresponding adjustment to our valuation allowance. Also, there is no net impact on our balance sheet, in light of the net presentation of our deferred tax assets and liabilities, taking into account the valuation allowance. Please see Appendix D for additional discussion.

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

* * * * *

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to the June 30 2012 10-K to Vinson & Elkins L.L.P., our outside counsel, by contacting Mark Kelly at (713) 758-4592 or Sarah Morgan at (713) 758-2977.

/s/ David West Griffin

cc:	Mark Kelly, Esq.
Sarah Morgan, Esq.
Vinson & Elkins L.L.P.
Via Facsimile

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

Appendix A

The Company considered FASB ASC 740-10-25-8(a) and utilized reliable information available at the time the 2009 financial statements were prepared. This information included a memorandum from its outside tax advisor (Grant Thornton LLP) indicating that the transfer of the Energy XXI Gulf Coast, Inc. bonds originally purchased on the open market at a discount by Energy XXI (Bermuda), Ltd., to Energy XXI, Inc., constituted a “deemed exchange” substantially similar to Example 10 of Treas. Reg. Sec. 1.1502-13(g)(7)1. The Company considered that FASB ASC 740-10-30-17 and 18 require consideration of “all available evidence” in determining the need for a valuation allowance, both at recognition of a deferred tax asset, and in periods subsequent to the initial recognition period. In particular, paragraph 18 states (in pertinent part): “Future realization of the tax benefit of an existing deductible temporary difference or carry-forward (emphasis applied) ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carry-forward period available under the tax law.” With this guidance in mind, we noted that industry practice is such that most corporations incurring a capital loss will endeavor to arrange its affairs to generate capital gain income (the only type of income usable against corporate capital losses (IRC section 1211(a)) within the carry-forward period, under the belief that five years (IRC section 1212(a)) was a sufficiently long period of time in order to generate required capital gain income without extraordinary efforts. As such, it was the Company’s judgment that, based upon the weight of both positive and negative evidence2 (with particular emphasis on the outside advice received), the capital loss carry-forward was, more-likely-than-not, recoverable at June 30, 2009, consistent with FASB ASC 740-10-25-6.

Additionally, but unrelated to the events giving rise to the capital loss carry-forward, we recorded impairments to our oil and gas assets totaling $577 million during the reporting period ended June 30, 2009. The causes for these impairments were disclosed and discussed in our financial statements and Form 10-K for that reporting period. As a direct result of these impairments coupled with significant other negative evidence (including, a history of losses and uncertainty in energy commodity prices), we also recorded a valuation allowance of $175 million in this reporting period fully reserving all net deferred tax assets, including the above-mentioned capital loss carry-forward. This valuation allowance has only been (partially) released in subsequent reporting periods when financial taxable income3 is recorded, in amounts equal to the US income tax at statutory rates on periodic financial taxable income.

1 Unless stated otherwise, all statutory references herein are to the Internal Revenue Code of 1986, as amended, in effect at the time of any particular transaction or for any particular tax year.

2 It could also be argued that IRC section 362(e) would apply to this transaction, potentially denying the availability of the capital loss carry-forward. This provision, enacted in 2004, had temporary regulations issued in 2007, but has no substantive subsequent judicial commentary and remains somewhat subject to interpretation and implementation.

3For this purpose, financial taxable income of the US group means: pre-tax book income from US operations (ignoring intercompany interest income earned by our Bermuda parent which is subject to a separate US income tax equal to 30% of gross interest income), adjusted for any permanent differences.

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

In the June 30, 2011 reporting period, in accordance with quarterly and annual accounting practices, the Company revisited the makeup and validity of the individual elements of its deferred tax assets and liabilities. With respect to the deferred tax asset captioned “Capital loss carryforward”, it determined that, on a more-likely-than-not basis, this asset was no longer recoverable. In reaching this conclusion, the Company consulted with external advisors (including Grant Thornton LLP), and considered elements including: the short remaining three-year carryover period, and the potential denial of the loss by the IRS using (previously mentioned) IRC section 362(e). Based upon the weight of this negative evidence, the capital loss carryover was removed from the inventory of deferred tax assets4 under FASB ASC 740-10-40-2, and a corresponding adjustment to the income tax rate reconciliation was made pursuant to FASB ASC 740-10-25-15 and 35-3.

4This position is consistent with the Company’s US Federal income tax returns.

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Appendix B

State net operating losses (“NOLs”) are tracked and revised annually to correspond with the Company’s State of Louisiana income tax returns which are typically filed in May following the respective fiscal year ended (the prior) June 30. The Company has experienced tax losses in Louisiana since it began to do business there. A large portion of these tax losses are driven by Louisiana following the US Federal treatment of elective expensing of Intangible Drilling Costs (“IDCs”) pursuant to IRC section 263(c); however, the precise amount of the IDC to be expensed in any particular tax year is not determinable until the taxpayer’s tax return is prepared and filed. This is because of the flexibility afforded upstream producing taxpayers by IRC section 59(e) which provides, in pertinent part, that taxpayers may elect to capitalize and amortize certain otherwise allowable expenditures during the year (including IDCs). The Company is advised by Grant Thornton, LLP each year during the US Federal tax return preparation process as to the desirability of making this annual election. This advice is based upon an analysis of other company activity during the year, and involves considerations related to the Alternative Minimum Tax (IRC section 55, et seq.), among other5 provisions. In the instant case, the Company’s US Federal tax returns are usually filed (under valid extension of time to file) by March 15 of the year following the June 30 close of each respective fiscal year. The Staff should be aware that the Company’s State of Louisiana tax return for the year ended June 30, 2012, has not been finalized for filing as of the time of this letter. Therefore, while the financial statements for the periods ended June 30, 2011, and 2012, respectively, contain reasonable measurements of State of Louisiana activity for those periods, finalization of amounts for each of those respective years cannot and does not occur until the state returns are prepared and filed some eleven months after year-end. We believe that revising the carrying amounts for State of Louisiana tax attributes (such as the NOL carryover) reflecting actual state filings is the best approach to comply with the Subsequent Measurement requirements as set out in FASB ASC 740-10-35, but, in the instant case, looks to information obtained after the “reporting date”, and not a “new interpretation” of existing information, as provided by FASB ASC 740-10-35-2.

5 Another example of common post-year-end tax planning is the decision to elect or to forgo election of the special rule under IRC section 108(i), which allowed taxpayers who discharged (or acquired) their own debt at a discount during calendar 2009-10 to amortize (solely for US Federal income tax purposes) the excess of the face amount of the indebtedness over the lower acquisition amount over 5 years. This election was contemplated by the Company at the time of the preparation of the financial statements for the years ended June 30, 2009 and 2010, but not made in the actual tax returns filed nine months later for those years (based upon Grant Thornton LLP’s analysis and advice). Changes such as these are reflected in the annual “tax-return-to-tax-provision” adjustment to deferred tax items mentioned in our response to your third comment in your letter dated September 18, 2012.

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In summary, the Company’s State of Louisiana NOLs change each year as a result of:

1.	Normal annual results of operations in each year resulting in additional State of Louisiana loss carry-forwards (additional loss carry-forwards result since the Company has no ability to claim refunds of prior taxes paid to Louisiana), and,
2.	Post-year-end adjustments to the carrying amounts of the state NOLs resulting from finalization of the Company’s State of Louisiana tax returns filed in May of the year following a June 30 fiscal year-end.

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Appendix C

The Reportable Transaction reserve was initially recorded for the June 30, 2007 year and is related to US Federal income tax reporting requirements in effect at the time6. The Company reported this loss on Form 8886 in its US Federal income tax return for the year ended June 30, 2007 in order to avoid penalty if, upon examination, the IRS disallowed the loss (in excess of $10 million and claimed under IRC section 165 related to abandonment of certain oil leases). The reserve (in essence, an unfavorable temporary difference under SFAS No. 109 (in effect at the time)) had the result of reducing the carrying value of the resulting current year NOL deferred tax asset, meaning that the entire current year loss (exclusive of permanent differences) did not result in a (tax-effected) increase to the NOL by this amount. There was no earnings effect of recording this temporary difference, and no balance sheet effect to the net deferred tax liability in light of the netting of (US Federal) non-current deferred tax assets and liabilities (including valuation allowances) as prescribed in FASB ASC 740-10-45-4 through -6.

The Reportable Transaction reserve was deemed unnecessary when the US Federal income tax return for the year-ended June 30, 2011 was filed in March 2012. This decision was reached by relying on the position reflected in that tax return related to “Uncertain Tax Positions.” IRS reporting policy had changed between 2007 and June 30, 2011 as evidenced by their issuance of the new Form 1120-UTP which was first required to be included in the Company’s tax filings for the year ended June 30, 2011. Grant Thornton LLP (the Company’s outside tax preparer and advisor) concluded that the US Federal income tax return for the Company for the year ended June 30, 2011 had no “uncertain transactions” to be reported on the (new) Form 1120-UTP (as evidenced by the lack of inclusion of the form with transactions specifically disclosed). Based upon this new information received from a reliable outside advisor after the June 30, 2011 financial statements were issued, the reserve related to Reportable Transactions (a term now outdated in light of the new IRS reporting requirements) was deemed no longer necessary, and was released in accordance with FASB ASC 10-25-15 and 35-3.

6 Revenue Procedure 2004-66, 2004-2CB 966, 11/16/2004, modified and superseded by Revenue Procedure 2013-11, 2013-2 IRB 269, 12/06/2012.

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The second reserve (pre-tax $13,650,000/tax-effected $4,776,000) was also recorded in the tax (and financial) year ended June 30, 2007, and arises from a “Schedule M-3” item7 claiming a current (2007) deduction for expenses capitalized for book purposes. The effect of this adjustment in 2007 was to increase the Company’s NOL carryover by the same amount; however, there is no other income statement or balance sheet effect of this item in light of the netting of deferred tax items as set out in FASB ASC 740-10-45-4 through -6.

At the time the June 30, 2012 financial statements were prepared, the annual review of all deferred tax items (both assets and liabilities) was conducted. This review considers the “tax-return-to-tax-provision” true-up conducted in the prior quarter when the US Federal income tax return from the previous year was filed. After consultation with Grant Thornton, LLP, we concluded that this reserve was unneeded since there was no known book-tax difference related to these (book) capitalized expenses to reverse in future tax returns. As such, this reserve was released in accordance with FASB ASC 740-10-25-15 and 35-3.

7 Schedule M-3 refers to a form required to support a corporation’s US Federal income tax return whereby differences between income for financial reporting purposes and for income tax purposes are identified and disclosed to the IRS with the filing.

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Appendix D

The $9,855,000 reserve discussed in our prior response (June 30, 2012 item (iii)) is the balance of the (state) tax-effected difference of book-tax differences in properties subject to Louisiana taxation that have occurred during the time of ownership and operation in Louisiana (e.g., a several year period). Louisiana items were accounted for separately in light of the “separate jurisdictional” provisions of FASB ASC 740-10-30-5. These book-tax differences, which are customary in oil and gas production, include:

o   IDC expensing (resulting in different depletable pools for book and tax)

o   Depletion (due to both method and property basis differences)

o   Depreciation of tangible equipment for tax purposes (vs. inclusion in the depletable cost pool for book purposes)

o   Geological and geophysical cost expensing vs. capitalization

o   Interest capitalization methods, and,

o   Timing of recognition of property impairments (US GAAP typically requires property impairments before these items are recognized for tax purposes, as IRC section 165 requires a higher threshold of evidence of loss on property matters)

We believe that these items meet the definition of Temporary Differences as set out in FASB ASC 740-10-25-19 through -29. This deferred tax liability would become current if the Louisiana properties in question were sold at an amount at least equal to their respective book carrying values; however, the separate (and larger) State of Louisiana NOL carry-forward would offset this Louisiana-sourced gain. As disclosed on page 12 of Form 10-K for the year ended June 30, 2012, we sold our on-shore properties. This event was viewed by Management as being significant negative evidence influencing the recoverability of the State of Louisiana deferred tax asset recorded for the NOL carryover. The Louisiana carryover would not, however, be lost due to the sale of the properties; rather, it would expire if unused in accordance with Louisiana law. But, the deferred tax liability previously recorded for book-tax property carrying value differences would never become due in light of the Louisiana NOL carryover. As such, Management applied the guidance found in FASB ASC 740-10-35-2, noting that: “A tax position need not be legally extinguished and its resolution need not be certain to subsequently measure the position.” Applying the new information resulting from the sale of on-shore properties, Management remeasured the $9,855,000 State of Louisiana deferred tax liability for book-tax differences in properties and adjusted this balance to zero (because it would never become due and payable in light of the change in facts and the presence of the Louisiana NOL carryover), and reflected the change in measurement “ . . . as a discrete item in the period in which the change occurs.” FASB ASC 740-10-35-3 (in pertinent part). We did not offset this now unneeded reserve against the carrying value of the Louisiana NOL carryover.